Press Release

Celebrating 100 years

CN's Quarterly Results Demonstrate Railroad's Resiliency During Unprecedented Economic Times

Company Contributing to Economic Recovery Through Reaffirmed and New Investments

MONTREAL, July 21, 2020 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2020.
"By being adaptable, we were able to swiftly rightsize our resources and continue to provide our essential transportation services to our customers, the economy, and the communities we serve. I could not be prouder of our railroaders as they never stopped working to keep our customers’ goods and the North American economy moving safely and efficiently throughout this pandemic. The decisive actions we took early on in March, well before the pandemic impacted the North American economy, allowed us to deliver over C$1B of free cash flow during this recessionary quarter. I'm pleased to reaffirm our commitment in encouraging the economic recovery through our C$2.9B capital investment plan for 2020 as well as our new investment announcement of the purchase of approximately 1,500 new, efficient, high-capacity, covered hopper cars to expand our grain export business for delivery starting in January of 2021. Our strategic long-term approach to investments, together with our continued focus on cost and deployment of innovative technology, as well as our commitment to enabling trade, position us to keep delivering long-term value to our stakeholders."
- JJ Ruest, President and Chief Executive Officer of CN

Financial results highlights
Second-quarter 2020 compared to second-quarter 2019

•	Second quarter results were adversely impacted by the pandemic.

•	CN recorded a charge of C$486 million, or C$363 million after-tax (C$0.51 per diluted share), resulting from the decision to market for sale for on-going rail operations, certain non-core lines.

•	Revenues of C$3,209 million, a decrease of C$750 million or 19 per cent.

•	Diluted earnings per share (EPS) of C$0.77, a decrease of 59 per cent, and adjusted diluted EPS of C$1.28, a decrease of 26 per cent. (1)

•	Operating ratio of 75.5 per cent, an increase of 18.0 points, and adjusted operating ratio of 60.4 per cent, an increase of 2.9 points. (1)

•	Operating income of C$785 million, a decrease of 53 per cent, and adjusted operating income of C$1,271 million, a decrease of 24 per cent. (1)

•	Free cash flow of C$1,008 million, an increase of C$495 million. (1)

•	Moody's reaffirmed CN's investment grade credit rating of A2 with stable outlook.

Second-quarter 2020 revenues, traffic volumes and expenses
Revenues for the second quarter of 2020 were C$3,209 million, a decrease of C$750 million or 19 per cent, when compared to the same period in 2019. The decrease in revenues was mainly due to lower volumes across most commodity groups caused by the COVID-19 pandemic and lower applicable fuel surcharge rates, which were partly offset by increased shipments of Canadian grain, higher Canadian coal exports via west coast ports as well as freight rate increases. RTMs, measuring the relative weight and distance of freight transported by CN, declined by 18 per cent from the year-earlier period. Freight revenue per RTM decreased by one per cent over the year-earlier period.

Operating expenses for the second quarter increased by six per cent to C$2,424 million, mainly driven by a loss on assets held for sale resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines, partly offset by lower fuel and labor costs. Excluding this one-time charge, operating expenses were down 15% versus last year.

CN | 2020 Quarterly Review – Second Quarter 1

Press Release

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the global supply chain. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.
This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

2 CN | 2020 Quarterly Review – Second Quarter

Press Release

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052
Media@cn.ca

CN | 2020 Quarterly Review – Second Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,209	3,959	6,754	7,503
Freight revenues ($ millions)	3,038	3,759	6,462	7,172
Operating income ($ millions)	785	1,682	2,000	2,762
Adjusted operating income ($ millions) (2)	1,271	1,682	2,486	2,846
Net income ($ millions)	545	1,362	1,556	2,148
Adjusted net income ($ millions) (2)	908	1,250	1,778	2,098
Diluted earnings per share ($)	0.77	1.88	2.18	2.96
Adjusted diluted earnings per share ($) (2)	1.28	1.73	2.49	2.90
Free cash flow ($ millions) (2)	1,008	513	1,581	799
Gross property additions ($ millions)	714	1,182	1,317	2,100
Share repurchases ($ millions)	—	445	379	877
Dividends per share ($)	0.5750	0.5375	1.1500	1.0750
Financial position (1)
Total assets ($ millions)	45,199	43,002	45,199	43,002
Total liabilities ($ millions)	26,424	25,020	26,424	25,020
Shareholders' equity ($ millions)	18,775	17,982	18,775	17,982
Financial ratio
Operating ratio (%)	75.5	57.5	70.4	63.2
Adjusted operating ratio (%) (2)	60.4	57.5	63.2	62.1
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	102,386	127,606	216,365	243,465
Revenue ton miles (RTMs) (millions)	52,517	64,329	110,887	123,396
Carloads (thousands)	1,294	1,538	2,629	2,956
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	22,112	27,215	22,112	27,215
Employees (average for the period)	22,431	27,116	23,848	26,570
Key operating measures
Freight revenue per RTM (cents)	5.78	5.84	5.83	5.81
Freight revenue per carload ($)	2,348	2,444	2,458	2,426
GTMs per average number of employees (thousands)	4,564	4,706	9,073	9,163
Operating expenses per GTM (cents)	2.37	1.78	2.20	1.95
Labor and fringe benefits expense per GTM (cents)	0.55	0.53	0.60	0.61
Diesel fuel consumed (US gallons in millions)	90.2	114.9	199.1	232.4
Average fuel price ($ per US gallon)	2.08	3.31	2.53	3.17
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.88	0.90	0.92	0.95
Train weight (tons)	9,922	9,311	9,491	9,002
Car velocity (car miles per day)	201	214	190	192
Through dwell (entire railroad, hours)	8.4	7.2	8.4	7.9
Through network train speed (miles per hour)	19.9	19.0	18.9	18.0
Locomotive utilization (trailing GTMs per total horsepower)	204	212	192	199
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.45	1.77	1.85	2.01
Accident rate (per million train miles)	1.76	1.56	1.82	2.32

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, car velocity. through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2020 Quarterly Review – Second Quarter

Supplementary Information – unaudited

	Three months ended June 30				Six months ended June 30
	2020	2019	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2020	2019	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	585	775	(25%)	(26%)	1,376	1,510	(9%)	(10%)
Metals and minerals	308	440	(30%)	(32%)	713	861	(17%)	(18%)
Forest products	413	487	(15%)	(17%)	846	943	(10%)	(12%)
Coal	140	177	(21%)	(22%)	283	340	(17%)	(17%)
Grain and fertilizers	649	641	1%	—%	1,259	1,218	3%	2%
Intermodal	874	992	(12%)	(13%)	1,723	1,842	(6%)	(7%)
Automotive	69	247	(72%)	(72%)	262	458	(43%)	(43%)
Total freight revenues	3,038	3,759	(19%)	(21%)	6,462	7,172	(10%)	(11%)
Other revenues	171	200	(15%)	(17%)	292	331	(12%)	(13%)
Total revenues	3,209	3,959	(19%)	(20%)	6,754	7,503	(10%)	(11%)
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	8,832	14,357	(38%)	(38%)	22,520	27,106	(17%)	(17%)
Metals and minerals	3,881	6,832	(43%)	(43%)	10,357	13,402	(23%)	(23%)
Forest products	6,029	7,271	(17%)	(17%)	12,351	14,089	(12%)	(12%)
Coal	4,242	4,699	(10%)	(10%)	8,320	8,993	(7%)	(7%)
Grain and fertilizers	15,062	15,045	—%	—%	29,261	28,912	1%	1%
Intermodal	14,157	15,034	(6%)	(6%)	26,919	28,882	(7%)	(7%)
Automotive	314	1,091	(71%)	(71%)	1,159	2,012	(42%)	(42%)
Total RTMs	52,517	64,329	(18%)	(18%)	110,887	123,396	(10%)	(10%)
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	6.62	5.40	23%	20%	6.11	5.57	10%	8%
Metals and minerals	7.94	6.44	23%	20%	6.88	6.42	7%	6%
Forest products	6.85	6.70	2%	—%	6.85	6.69	2%	1%
Coal	3.30	3.77	(12%)	(14%)	3.40	3.78	(10%)	(11%)
Grain and fertilizers	4.31	4.26	1%	—%	4.30	4.21	2%	1%
Intermodal	6.17	6.60	(7%)	(8%)	6.40	6.38	—%	—%
Automotive	21.97	22.64	(3%)	(4%)	22.61	22.76	(1%)	(1%)
Total freight revenue / RTM	5.78	5.84	(1%)	(3%)	5.83	5.81	—%	(1%)
Carloads (thousands) (3)
Petroleum and chemicals	131	174	(25%)	(25%)	304	342	(11%)	(11%)
Metals and minerals	217	269	(19%)	(19%)	458	504	(9%)	(9%)
Forest products	83	100	(17%)	(17%)	171	196	(13%)	(13%)
Coal	71	90	(21%)	(21%)	148	170	(13%)	(13%)
Grain and fertilizers	162	167	(3%)	(3%)	312	316	(1%)	(1%)
Intermodal	609	663	(8%)	(8%)	1,157	1,287	(10%)	(10%)
Automotive	21	75	(72%)	(72%)	79	141	(44%)	(44%)
Total carloads	1,294	1,538	(16%)	(16%)	2,629	2,956	(11%)	(11%)
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,466	4,454	—%	(2%)	4,526	4,415	3%	1%
Metals and minerals	1,419	1,636	(13%)	(16%)	1,557	1,708	(9%)	(10%)
Forest products	4,976	4,870	2%	—%	4,947	4,811	3%	1%
Coal	1,972	1,967	—%	(1%)	1,912	2,000	(4%)	(5%)
Grain and fertilizers	4,006	3,838	4%	3%	4,035	3,854	5%	4%
Intermodal	1,435	1,496	(4%)	(5%)	1,489	1,431	4%	3%
Automotive	3,286	3,293	—%	(2%)	3,316	3,248	2%	1%
Total freight revenue / carload	2,348	2,444	(4%)	(6%)	2,458	2,426	1%	—%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

CN | 2020 Quarterly Review – Second Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and six months ended June 30, 2020, the Company's adjusted net income was $908 million, or $1.28 per diluted share, and $1,778 million, or $2.49 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2020 exclude a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario. The adjusted figures for the six months ended June 30, 2020 also exclude a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.
For the three and six months ended June 30, 2019, the Company's adjusted net income was $1,250 million, or $1.73 per diluted share, and $2,098 million, or $2.90 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2019 exclude a deferred income tax recovery of $112 million ($0.15 per diluted share), resulting from the enactment of a lower provincial corporate income tax rate. The adjusted figures for the six months ended June 30, 2019 also exclude a depreciation and amortization expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2020 and 2019, to the adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2020	2019	2020	2019
Net income	$545	$1,362	$1,556	$2,148
Adjustments:
Depreciation expense	—	—	—	84
Loss on assets held for sale	486	—	486	—
Income tax recovery (1)	(123)	(112)	(264)	(134)
Adjusted net income	$908	$1,250	$1,778	$2,098
Basic earnings per share	$0.77	$1.89	$2.19	$2.97
Impact of adjustments, per share	0.51	(0.16)	0.31	(0.07)
Adjusted basic earnings per share	$1.28	$1.73	$2.50	$2.90
Diluted earnings per share	$0.77	$1.88	$2.18	$2.96
Impact of adjustments, per share	0.51	(0.15)	0.31	(0.06)
Adjusted diluted earnings per share	$1.28	$1.73	$2.49	$2.90

(1)	Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

6 CN | 2020 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of operating income and operating ratio, as reported for the three and six months ended June 30, 2020 and 2019, to the adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentage	2020	2019	2020	2019
Operating income	$785	$1,682	$2,000	$2,762
Adjustments:
Depreciation expense	—	—	—	84
Loss on assets held for sale	486	—	486	—
Adjusted operating income	$1,271	$1,682	$2,486	$2,846
Operating ratio (1)	75.5%	57.5%	70.4%	63.2%
Impact of adjustment	(15.1)-pts	—	(7.2)-pts	(1.1)-pts
Adjusted operating ratio	60.4%	57.5%	63.2%	62.1%

(1)	Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.39 and $1.37 per US$1.00 for the three and six months ended June 30, 2020, respectively, and $1.34 and $1.33 per US$1.00 for the three and six months ended June 30, 2019, respectively.
On a constant currency basis, the Company's net income for the three and six months ended June 30, 2020 would have been lower by $13 million ($0.02 per diluted share).

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and six months ended June 30, 2020 and 2019, to free cash flow:

	Three months ended June 30		Six months ended June 30
In millions	2020	2019	2020	2019
Net cash provided by operating activities	$1,757	$1,716	$2,937	$2,713
Net cash used in investing activities	(749)	(1,203)	(1,356)	(2,081)
Net cash provided before financing activities	1,008	513	1,581	632
Adjustment: Acquisition, net of cash acquired (1)	—	—	—	167
Free cash flow	$1,008	$513	$1,581	$799

(1)	Relates to the acquisition of the TransX Group of Companies ("TransX"). See Note 3 - Business combinations to CN's unaudited Interim Consolidated Financial Statements for additional information.

CN | 2020 Quarterly Review – Second Quarter 7

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2020	2019
Debt		$14,162	$13,354
Adjustments:
Operating lease liabilities, including current portion		451	543
Pension plans in deficiency		523	475
Adjusted debt		$15,136	$14,372
Net income		$3,624	$4,425
Interest expense		554	510
Income tax expense		1,004	1,249
Depreciation and amortization		1,555	1,479
Loss on assets held for sale		486	—
EBITDA		7,223	7,663
Adjustments:
Other income		(35)	(166)
Other components of net periodic benefit income		(316)	(312)
Operating lease cost		156	202
Adjusted EBITDA		$7,028	$7,387
Adjusted debt-to-adjusted EBITDA multiple (times)		2.15	1.95

8 CN | 2020 Quarterly Review – Second Quarter